Orckit-Corrigent CM-4000 Carrier Ethernet + Transport Solution Honored in
Seventh Annual International Business AwardsSM

Tel Aviv, Israel – September 14, 2010 – Orckit Communications Ltd. (NasdaqGM: ORCT), a leading Carrier Ethernet + Transport (CE+T) networking vendor, today announced that its CM-4000 CE+T solution has earned a Distinguished Honoree medal in “Best New Product or Service of the Year - Telecommunications” in The 2010 International Business Awards. The International Business Awards are the only global, all-encompassing business awards program honoring great performances in business.

Nicknamed the Stevie® for the Greek word “crowned,” the awards will be presented to honorees at a gala dinner on Monday, 27 September in the Ritz-Carlton Hotel in Istanbul, Turkey.

Honorees were determined through two rounds of judging by professionals worldwide, from more than 1,700 entries received from organizations and individuals in more than 40 countries.

“Despite the harsh economic climate, entries to the IBAs actually grew a bit this year, and that illustrates the increasing importance of The International Business Awards worldwide,” said Mr. Michael Gallagher, president of The Stevie Awards, presenters of the IBAs.  “We congratulate all of the honorees, and we look forward to recognizing them for their achievements at our gala awards dinner in Istanbul on 27 September.”

Orckit-Corrigent CM-4000 solution is an innovative CE+T portfolio, based on MPLS and MPLS-TP technologies, designed for the delivery of any Ethernet and TDM services over packet-based networks. The products are fully compliant with industry standards and fully interoperable with 3rd party IP/MPLS and MPLS-TP switches and routers.

“We are honored to receive the Stevie Award and we consider this achievement another indication of the leadership position of our CM-4000 solution in the migration of legacy transport networks,” said Mr. Sharon Mantin, VP Marketing at Orckit-Corrigent. “While certain Carrier Ethernet solutions offer low rate, PDH services over packet, Orckit-Corrigent's CM-4000 solution is equipped with scalable, cost effective solutions for both PDH and SDH interfaces, enabling the delivery of any TDM and Ethernet service over packet. Most importantly, the migration procedure has been well accepted by some of our latest and largest customers.”

Complete lists of honorees and other details are available at www.stevieawards.com/iba.

About The Stevie Awards
Stevie Awards are conferred in four programs: The American Business Awards, The International Business Awards, the Stevie Awards for Women in Business, and the Stevie Awards for Sales & Customer Service.  Honoring companies of all types and sizes and the people behind them, the Stevies recognize outstanding performances in the workplace worldwide.  Learn more about The Stevie Awards at www.stevieawards.com.

About Orckit Communications Ltd.
Orckit facilitates telecommunication providers' delivery of high capacity broadband residential, business and mobile services over wireline or wireless networks with its Orckit-Corrigent family of products. With 20 years of field experience with Tier-1 customers located around the world and sound leadership, Orckit has a firm foothold in the ever-developing world of telecommunication.
Orckit-Corrigent's product portfolio includes Carrier Ethernet + Transport (CE+T) switches - an MPLS based portfolio enabling advanced packet as well as legacy services over packet networks with a wide set of transport features.
Orckit-Corrigent markets its products directly and indirectly through strategic alliances, as well as distribution and reseller partners worldwide.
Orckit was founded in 1990 and went public in 1996. Orckit is dually listed on NasdaqGM (ORCT) and the Tel Aviv Stock Exchange and is headquartered in Tel-Aviv, Israel.